21001246

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

SEC Mail Processing Section

MAR 01 2021

Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banco Do Brasil Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 33th Floor
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francielly Franca Ayres **407-608-1781**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP

(Name -- *if individual, state last, first, middle name*)

135 West 50th Street	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Francielly Franca Ayres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banco Do Brasil Securities LLC, as of December 31 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA GORETTI BONGIOVI
Notary Public - State of Florida
Commission # GG 295138
My Comm. Expires May 19, 2023
Bonded through National Notary Assn.

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Auditor on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Table of Contents

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Banco Do Brasil Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Banco Do Brasil Securities LLC, (the "Company"), a wholly owned subsidiary of Banco do Brasil S.A., as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2018.

New York, NY
February 22, 2021

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	911,661
Securities owned, at clearing broker, at fair value		80,948,811
Securities on deposit, at clearing broker, at fair value		249,943
Receivable from broker-dealers and clearing organizations		2,086,811
Receivables from affiliates		737,776
Fixed assets, net		301,183
Lease asset - right of use		1,181,893
Other assets		526,241
Total assets	$	86,944,319

Liabilities and Member's Equity

Liabilities:		
Accrued expenses and other liabilities	$	1,828,547
Lease liability		1,304,352
Total liabilities		3,132,899
Member's equity		83,811,420
Total liabilities and member's equity	$	86,944,319

See accompanying notes to statement of financial condition.

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Notes to Financial Statement

December 31, 2020

(1) Organization and Business

Banco do Brasil Securities LLC (the "Company"), a New York Limited Liability Company, is a wholly owned subsidiary of Banco do Brasil S.A. (the "Parent"), a banking corporation incorporated under the laws of the Federative Republic of Brazil, which operates in offices located in New York, NY and Miami, Florida.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) as an introducing broker-dealer. The Company is also registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA) as an introducing broker. The principal business of the Company is to act as a broker-dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the U.S. capital markets.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers. The Company operates under the provisions of paragraph (k)(2)(ii) of the Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

(2) Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect the following significant accounting policies:

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b) Receivable from broker-dealers and clearing organizations

As of December 31, 2020, amounts receivable from the clearing broker of $2,086,811 consist of deposits and amounts due from the clearing broker, net of any payable for fees, commissions and errors. As of December 31, 2019, cash held on deposit amounted to $2,629,727.

(c) Securities Owned and Securities on Deposit, at Fair Value

Propriety securities transactions are recorded on a trade date basis. As of December 31, 2020, securities owned and securities on deposit consisted of $80,948,811 and $249,943, respectively, of U.S. Treasury bills and other bonds held at the clearing broker. Net realized and unrealized gains or losses on securities owned and securities on deposit are reflected within trading revenue, net, in the statement of operations. Treasury bills are carried at fair value, based on dealer quotes. As of December 31, 2019, securities owned and securities on deposit amounted to $76,044,289 and $248,822, respectively.

(d) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statements since the Company is a single member LLC, and the operations are treated as a part of the U.S. branch operations of the Parent. Certain transactions may result in foreign tax withholding that may result in a foreign tax credit to be utilized against foreign source income or appear as a tax expense. The determination is made based on the facts of each transaction.

The Company's tax returns are subject to examination by federal, state and foreign taxing authorities. Because many types of transactions are susceptible to varying interpretations under federal, state and foreign income tax laws and regulations, the revenue or expenses reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities.

US GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustainable upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2020, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior to 2017.

(e) Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The significant estimates made by management include syndication fees recognized, which represents management's estimate of net proceeds for syndicate transactions. Actual results may differ from those estimates.

(f) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated in United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

(g) Fixed Assets and Leasehold Improvements

Depreciation is provided on a straight-line basis using estimated useful lives of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

(h) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease, for office space. The Company recognized a lease liability and a right of use (ROU) asset as at January 1, 2020, the effective date of ASC 842. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

(3) Accounting Developments

On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaced the original incurred loss approach and is expected to result in more timely recognition of credit losses. The adoption of the ASU did not have a material impact on its financial statements and related disclosures.

(4) Related Party Transactions

Service agreements are in place with the Banco do Brasil S.A. New York Branch (Branch) for the provision of payroll, administration, occupancy, equipment and communication services. Service agreements are in place with the BB USA Servicing Center (Servicing Center) for the provision of human resources, accounting, payments and information security services.

(4) Related Party Transactions (continued)

As of December 31, 2020, the Company has accrued $709,184 for syndicate fees earned from BB Securities London which is included in receivables from affiliates in the statement of financial condition.

As of December 31, 2020, the Company has a receivable of $28,592 from BB Securities Ltd London and BB Securities Asia Pte Ltd for expense reimbursement. This amount is included in receivable from affiliates on the statement of financial condition. As of December 31, 2019, this amounted to $5,677.

As of December 31, 2020 and 2019, the Company has a total receivable from affiliates of $737,776 and $877,203, respectively.

In addition, cash totaling $911,661 recorded on the statement of financial condition is with a related party and is not FDIC insured.

(5) Income Taxes

The Company is a single-member LLC and is included in the federal and state tax return of the Branch.

There is no tax sharing agreement between the Company and its Parent, no dividends have been paid by the Company to its Parent for tax reimbursements, and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no U.S. or state tax has been allocated to the Company in its financial statements. There were no material temporary differences relative to the Company as of and during the year ended December 31, 2020.

(6) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, as an introducing-broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by CFTC Regulation 1.17) equivalent to or in excess of $45,000 or the minimum net amount required by the Rule, whichever is greater. At December 31, 2020, the Company had net capital of $80,687,509, which was $80,557,442 in excess of the amount required of $130,067.

(7) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

During 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(8) Risk Management

Counterparties to the Company's activities are primarily financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income and equity securities. These activities may expose the Company to risk arising from price volatility, which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. Customer commodities transactions are introduced on a fully disclosed basis to its Futures Commission Merchant (FCM). The FCM carries all customer accounts of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

Banco do Brasil Grand Cayman Branch, a related party, has issued a guarantee in the amount of $50 million to Pershing LLC, the Company's clearing broker to cover settlement risk.

(9) Fair Value Measurements

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already carried at fair value are short term in nature, bear interest at current market rates or are subject to frequent re-pricing. Therefore, their carrying amounts approximate their fair value.

The fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities owned are recorded at fair value on a recurring basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

(9) Fair Value Measurements (continued)

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The U.S. government securities with a fair value of $78,534,918 at December 31, 2020 were considered to have been valued using Level 1 measurement. The Brazilian bonds with a fair value of $2,663,836 were considered to be valued using Level 2 measurement. The primary source for pricing is derived from dealer and broker quotes. There were no transfers of financial assets between Level 1 or Level 2 during the year ended December 31, 2020.

(10) Securities Owned and on Deposit and Receivable From Broker-Dealers and Clearing Organizations

Securities owned and on deposit and receivable from broker-dealers and clearing organizations, consist of the following:

	December 31, 2019	December 31, 2020
Securities owned, at clearing broker, at fair value	$76,044,289	$80,948,811
Securities on deposit, at clearing broker, at fair value	248,822	249,943
Receivable from broker-dealers and clearing organizations	2,629,727	2,086,811
	$ 78,922,838	$83,285,565

(11) Lease Commitments

Effective March 29, 2018 the Company entered into a lease agreement for a new office space located in Suite 3150, One Biscayne Blvd., Miami, FL. Effective March 13, 2019 the Company entered into a lease agreement for the use of an apartment located at 555 W 59th Street Apt 12B, New York, NY. During 2020, the apartment lease in New York, NY was terminated by mutual agreement with the landlord. The Company has one remaining obligation as a lessee for office space with initial noncancellable terms in excess of one year. The Company classifies this lease as an operating lease under ASC 842. The remaining lease agreement does not include a termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported in the statement of financial condition for the above leases as of December 31, 2020 were as follows:

Operating leases:

Operating lease ROU assets $1,181,893

Operating lease liabilities $1,304,352

(11) Lease Commitments (continued)

Remaining lease term: 7.75 years

Discount rate: 5%

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

2021	185,079
2022	190,631
2023	196,350
2024	202,241
2025	208,308
Thereafter	604,999
Total undiscounted lease payments	$1,587,608
Less imputed interest	(283,256)
Total lease liabilities	$1,304,352

(12) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC, FINRA, CFTC and NFA. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

(13) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2020 as of February 22, 2021, which is the date the financial statements were available to be issued. On January 12, 2021 the Company terminated its sublease agreement with Banco do Brasil New York Branch and agreed to an allocated cancellation payment in the amount of $1,022,611. The sublease agreement effective termination date is January 29, 2022. Management believes that no other material events have occurred since December 31, 2020 that requires recognition or disclosure in the financial statements.